SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2013

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT

Quarter Ended June 30, 2013

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1= 59.52, as published by Federal Reserve Board of Governors on June 28, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2013		June 30, 2013	March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$	153	9,077	5,136
Other investments	6		350	20,829	16,963
Trade receivables			490	29,168	31,972
Inventories	7		379	22,536	21,600
Derivative financial instruments	9		2	93	546
Current tax assets			11	668	513
Other current assets			157	9,365	8,984

Total current assets		U.S.$	1,541	91,736	85,714

Non-current assets
Property, plant and equipment	10	U.S.$	662	39,393	37,814
Goodwill	11		56	3,341	3,193
Intangible assets	12		192	11,445	10,828
Investment in equity accounted investee			11	675	472
Other investment – non-current			—	—	209
Deferred tax assets			64	3,837	3,652
Other non-current assets			9	509	487

Total non-current assets		U.S.$	995	59,200	56,655

Total assets		U.S.$	2,536	150,936	142,369

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	169	10,076	11,862
Derivative financial instruments	9		19	1,156	95
Current tax liabilities			19	1,138	997
Bank overdraft			1	58	82
Short-term borrowings	13		419	24,958	18,914
Long-term borrowings, current portion	13		86	5,136	5,139
Provisions			42	2,486	2,288
Other current liabilities			244	14,534	14,714

Total current liabilities		U.S.$	1,000	59,542	54,091

Non-current liabilities
Long-term borrowings, excluding current portion	13	U.S.$	233	13,843	12,625
Provisions – non-current			1	52	47
Deferred tax liabilities			24	1,405	1,838
Other non-current liabilities			18	1,043	963

Total non-current liabilities		U.S.$	275	16,343	15,473

Total liabilities		U.S.$	1,275	75,885	69,564

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2013		June 30, 2013	March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2(d))
Equity
Share capital	16	U.S.$	14	850	849
Equity shares held by controlled trust			(0)	(5)	(5)
Share premium			361	21,504	21,214
Share based payment reserve			12	708	911
Retained earnings			810	48,213	44,815
Debenture redemption reserve			32	1,922	1,711
Other components of equity			31	1,843	3,290

Equity attributable to equity holders of the Company		U.S.$	1,261	75,035	72,785
Non-controlling interests			0	16	20

Total Equity		U.S.$	1,261	75,051	72,805

Total liabilities and equity		U.S.$	2,536	150,936	142,369

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Three months ended June 30,
Particulars	Note	2013		2013	2012
		Unreviewed convenience translation into U.S.$ (See Note 2(d))
Revenues		U.S.$	478	28,449	25,406
Cost of revenues			226	13,430	11,865

Gross profit		U.S.$	252	15,019	13,541

Selling, general and administrative expenses			148	8,794	8,277
Research and development expenses			41	2,430	1,564
Other (income)/expense, net	14		(6)	(376)	(218)

Total operating expenses, net		U.S.$	182	10,848	9,623

Results from operating activities		U.S.$	70	4,171	3,918
Finance income			5	307	278
Finance expense			(6)	(377)	(490)

Finance (expense)/income, net	15	U.S.$	(1)	(70)	(212)
Share of profit of equity accounted investees, net of income tax			1	36	19

Profit before income tax		U.S.$	70	4,137	3,725
Income tax expense	20		(9)	(528)	(365)

Profit for the period		U.S.$	61	3,609	3,360

Attributable to:
Equity holders of the Company			61	3,610	3,360
Non-controlling interests			(0)	(1)	—

Profit for the period		U.S.$	61	3,609	3,360

Earnings per share
Basic earnings per share of 5/- each	17	U.S.$	0.36	21.25	19.81
Diluted earnings per share of 5/- each	17	U.S.$	0.36	21.17	19.74

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Three months ended June 30,
Particulars	2013		2013	2012
	Unreviewed convenience translation into U.S.$ (See Note 2(d))
Profit for the period	U.S.$	61	3,609	3,360
Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:		—	—	—

Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	2	93	21
Foreign currency translation adjustments		8	499	364
Effective portion of changes in fair value of cash flow hedges, net		(41)	(2,437)	(1,860)
Tax on items that may be reclassified subsequently to profit or loss		7	400	258

Total items that may be reclassified subsequently to profit or loss	U.S.$	(24)	(1,445)	(1,217)

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(24)	(1,445)	(1,217)

Total comprehensive income for the period	U.S.$	36	2,164	2,143

Attributable to:
Equity holders of the Company		36	2,163	2,143
Non-controlling interests		0	1	—

Total comprehensive income for the period	U.S.$	36	2,164	2,143

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium	Fair value reserve	Foreign currency translation reserve	Hedging reserve
	Shares	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2013, as previously reported	169,836,475	849	21,214	52	3,928	(390)
Impact of changes in accounting policies (See Note 2(b)(vi))	—	—	—	—	—	—

Restated balance as of April 1, 2013	169,836,475	849	21,214	52	3,928	(390)
Issue of equity shares on exercise of options	232,044	1	290	—	—	—
Share based payment expense	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 32	—	—	—	61	—	—
Foreign currency translation differences, net of tax expense of 15	—	—	—	—	482	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 447	—	—	—	—	—	(1,990)
Acquisition of non-controlling interests	—	—	—	—	—	—

Balance as of June 30, 2013	170,068,519	850	21,504	113	4,410	(2,380)

Unreviewed convenience translation into U.S.$ (See Note 2(d))		14	361	2	74	(40)

Balance as of April 1, 2012, as previously reported	169,560,346	848	20,934	30	3,737	(1,365)
Impact of changes in accounting policies (See Note 2(b)(vi))	—	—	—	—	—	—

Restated balance as of April 1, 2012	169,560,346	848	20,934	30	3,737	(1,365)
Issue of equity shares on exercise of options	247,567	1	244	—	—	—
Share based payment expense	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 7	—	—	—	14	—	—
Foreign currency translation differences, net of tax expense of 0	—	—	—	—	364	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 265	—	—	—	—	—	(1,595)
Acquisition of non-controlling interests	—	—	—	—	—	—

Balance as of June 30, 2012	169,807,913	849	21,178	44	4,101	(2,960)

            [Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

            [Continued from above table, first column repeated]

Particulars	Share based payment reserve	Equity shares held by a controlled trust	Retained earnings	Debenture redemption reserve	Non-controlling interests	Actuarial gains/ (losses)	Total
	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2013, as previously reported	911	(5)	44,815	1,711	20	—	73,105
Impact of changes in accounting policies (See Note 2(b)(vi))	—	—	—	—	—	(300)	(300)

Restated balance as of April 1, 2013	911	(5)	44,815	1,711	20	(300)	72,805
Issue of equity shares on exercise of options	(290)	—	—	—	—	—	1
Share based payment expense	87	—	—	—	—	—	87
Profit for the period	—	—	3,610	—	(1)	—	3,609
Debenture redemption reserve	—	—	(211)	211	—	—	—
Net change in fair value of other investments, net of tax expense of 32	—	—	—	—	—	—	61
Foreign currency translation differences, net of tax expense of 15	—	—	—	—	2	—	484
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 447	—	—	—	—	—	—	(1,990)
Acquisition of non-controlling interests	—	—	(1)	—	(5)	—	(6)

Balance as of June 30, 2013	708	(5)	48,213	1,922	16	(300)	75,051

Unreviewed convenience translation into U.S.$ (See Note 2(d))	12	(0)	810	32	0	(5)	1,261

Balance as of April 1, 2012, as previously reported	801	(5)	31,599	865	—	—	57,444
Impact of changes in accounting policies (See Note 2(b)(vi))	—	—	—	—	—	(157)	(157)

Restated balance as of April 1, 2012	801	(5)	31,599	865	—	(157)	57,287
Issue of equity shares on exercise of options	(244)	—	—	—	—	—	1
Share based payment expense	76	—	—	—	—	—	76
Profit for the period	—	—	3,360	—	—	—	3,360
Debenture redemption reserve	—	—	(211)	211	—	—	—
Net change in fair value of other investments, net of tax expense of 7	—	—	—	—	—	—	14
Foreign currency translation differences, net of tax expense of 0	—	—	—	—	—	—	364
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 265	—	—	—	—	—	—	(1,595)
Acquisition of non-controlling interests	—	—	—	—	—	—	—

Balance as of June 30, 2012	633	(5)	34,748	1,076	—	(157)	59,507

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2013		2013	2012
	Unreviewed convenience translation into U.S.$ (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	61	3,609	3,360
Adjustments for:
Income tax expense		9	528	365
Profit on sale of investments		(0)	(4)	(41)
Depreciation and amortization		27	1,613	1,297
Allowance for sales returns		7	406	396
Allowance for doubtful trade receivables		0	17	58
Inventory write-downs		7	409	430
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		(0)	(28)	3
Share of profit of equity accounted investees, net of income tax		(1)	(36)	(19)
Unrealized exchange (gain)/loss, net		(16)	(931)	(235)
Interest (income)/expense, net		(1)	(57)	44
Share based payment expense		1	87	76
Changes in operating assets and liabilities:
Trade receivables		80	4,754	1,165
Inventories		(21)	(1,247)	(1,449)
Trade payables		(38)	(2,265)	(843)
Other assets and other liabilities		(26)	(1,557)	(396)
Income tax paid		(14)	(809)	(324)

Net cash from operating activities	U.S.$	75	4,489	3,887

Cash flows used in investing activities:
Expenditures on property, plant and equipment	U.S.$	(33)	(1,943)	(1,864)
Proceeds from sale of property, plant and equipment		0	9	10
Purchase of investments		(64)	(3,803)	(5,160)
Proceeds from sale of investments		14	815	2,899
Proceeds from sale of intangible assets		0	29	—
Expenditures on intangible assets		(3)	(149)	(40)
Interest received		1	47	51

Net cash used in investing activities	U.S.$	(84)	(4,995)	(4,104)

Cash flows from financing activities:
Interest paid	U.S.$	(2)	(92)	(188)
Proceeds from issuance of equity shares		0	1	1
Proceeds from short term loans and borrowings, net		68	4,053	1,248
Proceeds/(repayment) of long term loans and borrowings, net		(1)	(35)	6
Cash paid for acquisition of non-controlling interests		(0)	(5)	—

Net cash from financing activities	U.S.$	66	3,922	1,067

Net increase in cash and cash equivalents		57	3,416	850
Effect of exchange rate changes on cash and cash equivalents		9	549	237
Cash and cash equivalents at the beginning of the period		85	5,054	7,379

Cash and cash equivalents at the end of the period	U.S.$	152	9,019	8,466

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Andhra Pradesh, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 23 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on August 24, 2013.

b)	Significant accounting policies

Except as described below, the accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2013 contained in the Company’s Annual Report on Form 20-F. The following changes in the accounting policies are also expected to be reflected in the Company’s consolidated financial statements for the year ending March 31, 2014.

Changes in accounting policies:

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of April 1, 2013:

•	IFRS 10, “Consolidated Financial Statements”;

•	IFRS 11, “Joint Arrangements”;

•	IFRS 12, “Disclosure of Interests in Other Entities”;

•	IFRS 13, “Fair Value Measurement”;

•	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”;

•	IAS 19, “Employee Benefits (2011)”;

•	Amendments to IAS 32, “Financial Instruments: Income taxes arising from distribution to equity holders”;

•	Amendments to IAS 34, “Interim Financial Reporting: Segment information for total assets and liabilities”; and

•	Amendments to IFRS 7, “Financial instruments: Disclosures”.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

(i) Subsidiaries

As a result of IFRS 10, the Company has changed its accounting policy with respect to the basis for determining control. IFRS 10 replaces the guidance on consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, IFRS 10 requires the Company to consolidate investees that it controls on the basis of de facto circumstances. Subsidiaries are consolidated from the date control commences until the date control ceases.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

(ii) Joint arrangements

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, under IAS 31, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its existing joint operations and concluded that adoption of IFRS 11 does not have any impact on the classification of such operations into joint arrangements and joint ventures. Refer to Note 25 and 26 for further details.

(iii) IFRS 12 Disclosure of interests in other entities

IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities. Necessary disclosures have been made in these unaudited condensed consolidated interim financial statements, wherever necessary.

(iv) Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRS, and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on these unaudited condensed consolidated interim financial statements from the adoption of the measurement requirements of IFRS 13. The Company has provided disclosures as required by IFRS 13 in Note 9 (Financial instruments) to these unaudited condensed consolidated interim financial statements.

(v) Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Company modified the presentation of items of other comprehensive income in its unaudited condensed consolidated interim statement of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 had no impact on the recognized assets, liabilities and comprehensive income of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

(vi) Employee benefits

The Company has adopted revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. Consequently, the Company has recorded 157 and 300 as on April 1, 2012 and April 1, 2013, respectively, representing the unrecognized actuarial loss, net of tax, as on those dates. Previously, these amounts were not recorded under the corridor approach specified in IAS 19.

Furthermore, revised IAS 19 also requires the interest expense/(income) on plan assets to be considered in profit and loss to be restricted to the discount rate based on the government securities yield. The actual return of the portfolio in excess of such yields is recognized through the other comprehensive income. Revised IAS 19 also requires the effect of any plan amendments to be recognized immediately through net profit, in the statement of comprehensive income. In addition, the revised standard amends the definitions of “termination benefits” and “settlements”. The effect of these changes is immaterial and, accordingly, no further disclosures have been made in these unaudited condensed consolidated interim financial statements.

(vii) Amendments to IAS 32, IAS 34 and IFRS 7

The amendments to IAS 32, IAS 34 and IFRS 7 do not have any material impact on these unaudited condensed consolidated interim financial statements of the Company.

c)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)	Convenience translation (unreviewed)

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the three months ended June 30, 2013 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = 59.52, as published by the Federal Reserve Board of Governors on June 28, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9—Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, which will change the classification and measurement of financial instruments, hedging requirements and recognition of fair value changes. Currently, new requirements have been issued only on the classification and measurement for financial assets and financial liabilities. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

Amendment to IAS 32—Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IAS 36—Impairment of Assets

In May 2013, the IASB issued amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”. IAS 36 has been amended to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments to IAS 36 are effective for fiscal years beginning on or after January 1, 2014. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment involves the discovery of new chemical entities and differentiated formulations for commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the three months ended June 30,
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment revenues (1)	21,903	19,066	5,868	5,527	319	378	359	435	28,449	25,406

Gross profit	13,482	11,263	1,113	1,721	282	348	142	209	15,019	13,541
Selling, general and administrative expenses									8,794	8,277
Research and development expenses									2,430	1,564
Other (income)/expense, net									(376)	(218)

Results from operating activities									4,171	3,918
Finance (expense)/income, net									(70)	(212)
Share of profit of equity accounted investees, net of income tax									36	19

Profit before income tax									4,137	3,725
Income tax expense									(528)	(365)

Profit for the period									3,609	3,360

(1)

Segment revenue for the three months ended June 30, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at cost of 1,015 (as compared to 1,310 for the three months ended June 30, 2012).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the three months ended June 30,
	2013	2012
North America (the United States and Canada)	12,366	9,560
Russia and other countries of the former Soviet Union	4,489	4,167
India	4,284	4,094
Europe	3,857	4,554
Others	3,453	3,031

	28,449	25,406

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customers:

	For the three months ended June 30,
	2013	2012
North America (the United States and Canada)	10,871	7,920
Russia and other countries of the former Soviet Union	4,489	4,167
India	3,493	3,482
Europe	1,573	2,178
Others	1,477	1,319

	21,903	19,066

Analysis of revenues by key products in the Company’s Global Generics segment:

	For the three months ended June 30,
	2013	2012
Omeprazole	2,720	2,588
Nimesulide	1,318	1,177
Zoledronic acid	998	42
Fondaparinux	687	497
Finasteride	664	36
Tacrolimus	621	340
Cetirizine	563	570
Acetaminophen	561	295
Ketorolac	558	592
Ciprofloxacin	486	541
Others	12,727	12,388

Total	21,903	19,066

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Analysis of revenues by key products in the Company’s PSAI segment:

	For the three months ended June 30,
	2013	2012
Naproxen	774	709
Epoxide	457	—
Clopidogrel	432	663
Moxifloxacin	335	28
Levetiracetum	298	119
Ciprofloxacin	295	86
Escitalopram oxalate	227	353
Atorvastatin	230	611
Ranitidine	152	114
Gemcitabine	143	104
Others	2,525	2,740

Total	5,868	5,527

4.	Business combinations

OctoPlus N.V.

On February 15, 2013, the Company, through its wholly-owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. (“OctoPlus”) through a combination of open market purchases as well as acceptance of shares tendered during the tender offer. OctoPlus is a specialty pharmaceutical company founded in 1995. OctoPlus is headquartered in Leiden, the Netherlands, and provides pharmaceutical development services, controlled release drug delivery technologies and current good manufacturing practice (“cGMP”) manufacturing of final products.

The aggregate purchase consideration paid for OctoPlus shares was 1,772. During the year ended March 31, 2013 and based on management’s estimate of fair values, the Company allocated the aggregate purchase price paid for OctoPlus as follows:

Particulars	Amount
Total consideration paid	1,772
Identifiable assets acquired
Current assets (including cash and cash equivalents of 26)	220
Property, plant and equipment	981
Intangibles:
Complex injectable know-how	510
Customer contracts	38
Customer relationships	279
Deferred tax assets	182
Liabilities assumed
Fair value of finance lease liabilities	(572)
Deferred tax liabilities	(182)
Other current liabilities	(704)

Total identifiable net assets	752
Non-controlling interest at fair value	(132)
Goodwill	1,152

The total goodwill amount of 1,152 is attributable primarily to the acquired employee workforce and expected synergies.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4.	Business combinations (continued)

Acquisition related costs of 123 were excluded from the consideration transferred and were recognized as expense in the consolidated income statement for the year ended March 31, 2013. The fair value of the non-controlling interest was determined using the equity share price of OctoPlus as on the date of acquisition.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totalling 5.8% of the total share capital of OctoPlus at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. Further, during the three months ended June 30, 2013, the Company acquired equity shares totalling 0.25% of the total share capital of OctoPlus at a price of Euro 0.52 per share. The total shareholding of the Company in OctoPlus as at June 30, 2013 was 99.15%. Acquisition of these non-controlling interests has been recorded as a treasury transaction as part of the respective period’s Consolidated Statement of Changes in Equity, as it represents changes in ownership interest without the change of control by the Company.

5.	Cash and cash equivalents

Cash and cash equivalents consist of:

	As of
	June 30, 2013	March 31, 2013
Cash balances	6	5
Balances with banks	5,318	4,381
Term deposits with banks (maturities up to 3 months)	3,753	750

Cash and cash equivalents in the statement of financial position	9,077	5,136
Bank overdrafts used for cash management purposes	(58)	(82)

Cash and cash equivalents in the cash flow statement	9,019	5,054

Balances with banks included restricted cash of 335 and 324, as of June 30, 2013 and March 31, 2013, which consisted of:

•	33 as of June 30, 2013 and 38 as of March 31, 2013, representing amounts in the Company’s unclaimed dividend and debenture interest account;

•

104 as of June 30, 2013 and 95 as of March 31, 2013, representing amounts deposited as security for a bond obtained for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

170 as of June 30, 2013 and 166 as of March 31, 2013, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered into with Um PharmaUji Sdn. Bhd., Malaysia; and

•	28 as of June 30, 2013 and 25 as of March 31, 2013, representing other restricted cash amounts.

6.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having a maturity period exceeding 3 months) with banks. As of June 30, 2013, all such investments were current, the details of which are as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	3,831	139	3,970
Investment in equity securities	3	20	23
Term deposits with banks (maturities more than 3 months)(1)	16,836	—	16,836

	20,670	159	20,829

(1)

In accordance with the Ministry of Corporate Affairs, Government of India, circular No. 4/2013, the Company has deposited an amount of 800 in a separate bank account as earmarked funds towards redemption of its bonus debentures.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Other investments (continued)

The details of such investments as of March 31, 2013 were as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	1,966	44	2,010
Investment in equity securities	3	22	25
Term deposits with banks (maturities more than 3 months)	15,137	—	15,137

	17,106	66	17,172

Less: Current portion
Investment in units of mutual funds	1,966	44	2,010
Investment in equity securities	3	22	25
Term deposits with banks (maturities more than 3 months and up to 12 months)	14,928	—	14,928

	16,897	66	16,963

Non-current portion
Term deposits with banks (maturities more than 12 months)	209	—	209

	209	—	209

7.	Inventories

Inventories consist of the following:

	As of
	June 30, 2013	March 31, 2013
Raw materials	6,956	7,256
Packing material, stores and spares	1,462	1,414
Work-in-process	6,088	5,636
Finished goods	8,030	7,294

	22,536	21,600

During the three months ended June 30, 2013, the Company recorded inventory write-downs of 409 (as compared to 430 for the three months ended June 30, 2012). These adjustments were included in cost of revenues. Cost of revenues for the three months ended June 30, 2013 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements of 8,252 (as compared to 7,794 for the three months ended June 30, 2012). The above table includes inventories of 448 and 565 which are carried at fair value, less cost to sell, as at June 30, 2013 and March 31, 2013, respectively.

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Hedges of foreign currency risks (continued)

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of 2,437 and 1,860 for the three months ended June 30, 2013 and 2012, respectively. The Company also recorded, as part of revenue, a net gain of 151 and a net loss of 690 during the three months ended June 30, 2013 and 2012, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of 2,690 and 253 as of June 30, 2013 and March 31, 2013, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net loss of 1,850 and 796 for the three months ended June 30, 2013 and 2012, respectively.

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities. The net carrying amount of all non-derivative financial instruments as at June 30, 2013 and March 31, 2013 was a net liability of 7,766 and 7,644, respectively. The fair value of all non-derivative financial instruments as at June 30, 2013 and March 31, 2013 was a net liability of 7,711 and 7,597, respectively.

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates.

During the year ended March 31, 2013, the Company entered into certain cross currency interest rate swaps which had the effect of converting a portion of the Company’s rupee denominated liability for bonus debentures into U.S. dollar and Euro denominated notional liability. As part of these arrangements, the Company pays interest on the U.S. dollar and Euro denominated notional liability and receives interest on the rupee denominated notional asset. These derivatives lower the interest expense of the Company while exposing it to foreign exchange risk on USD/INR and Euro/INR exchange rate movements. Further, these derivatives create notional U.S. dollar and Euro denominated liability for the Company which acts as natural hedge against the Company’s net U.S. dollar and Euro denominated assets.

The net carrying amount and fair value of all derivative financial instruments was a net liability of 1,063 as at June 30, 2013 and net asset of 451 as at March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

10.	Property, plant and equipment

Acquisitions and disposals

During the three months ended June 30, 2013, the Company acquired assets at an aggregate cost of 2,126 (as compared to a cost of 1,844 and 8,181 for the three months ended June 30, 2012 and the year ended March 31, 2013, respectively). Assets with a net book value of 10 were disposed of during the three months ended June 30, 2013 (as compared to 13 and 76 for the three months ended June 30, 2012 and the year ended March 31, 2013, respectively), resulting in a net loss on disposal of 0 during the three months ended June 30, 2013 (as compared to net loss of 3 and net loss of 11 for the three months ended June 30, 2012 and the year ended March 31, 2013, respectively). Depreciation expense for the three months ended June 30, 2013 was 1,117 (as compared to 897 for the three months ended June 30, 2012).

Government grants

During the years ended March 31, 2012 and 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1.1) and 47 (U.S.$1), respectively. As per the terms of these grants, the State of Louisiana placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of each grant as a reduction from the carrying value of property, plant and equipment. As at June 30, 2013, the Company was in compliance with all the conditions attached to these grants.

Capital commitments

As of June 30, 2013 and March 31, 2013, the Company was committed to spend approximately 3,201 and 2,912, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

11.	Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the three months ended June 30, 2013 and 2012 and the year ended March 31, 2013:

	Three months ended June 30, 2013	Three months ended June 30, 2012	Year ended March 31, 2013
Opening balance (1)	19,467	18,301	18,301
Goodwill arising on business combinations (2)	—	—	1,152
Effect of translation adjustments	148	18	14

Closing balance (1)	19,615	18,319	19,467

Less: Impairment loss (3) (4)	(16,274)	(16,093)	(16,274)

	3,341	2,226	3,193

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.
(2)	This pertains to goodwill arising on the acquisition of OctoPlus N.V.
(3)

The impairment loss of 16,274 includes 16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

(4)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets of 181 and 10, respectively, during the year ended March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Intangible assets

Acquisitions of intangibles

During the three months ended June 30, 2013, the Company acquired intangible assets at an aggregate cost of 149 (as compared to a cost of 40 for the three months ended June 30, 2012 and 1,493 for the year ended March 31, 2013).

Amortization expenses for the three months ended June 30, 2013 were 496 (as compared to amortization expenses of 400 for the three months ended June 30, 2012).

Impairment losses recorded for the year ended March 31, 2013

During the year ended March 31, 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio forming part of certain product related intangibles, primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of 497 for such product related intangibles was recorded for the year ended March 31, 2013. The above impairment losses relate to the Company’s Global Generics segment.

The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%. As at March 31, 2013, the carrying amount of such product related intangibles after impairment was 1,288.

13.	Loans and borrowings

Short term borrowings

The Company had net short term borrowings of 24,958 as of June 30, 2013, as compared to 18,914 as of March 31, 2013. The borrowings consist primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Germany and Switzerland.

Short term borrowings consist of the following:

	As of
	June 30, 2013	March 31, 2013
Packing credit foreign currency borrowings	18,267	14,736
Other foreign currency borrowings	5,572	3,128
Borrowings on transfer of receivables	1,119	1,050

	24,958	18,914

An interest rate profile of short term borrowings from banks is given below:

As of
	June 30, 2013		March 31, 2013
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 50 to 85 bps	USD	LIBOR + 50 to 120 bps
	EURO	LIBOR + 50 to 75 bps	EURO	LIBOR + 50 to 125 bps
	RUB	7.25% to 7.50%	RUB	7.25% to 8%
Other foreign currency borrowings	EURO	LIBOR + 110 bps	EURO	LIBOR + 110 bps
	USD	LIBOR + 75 bps
Borrowings on transfer of receivables	RUB	7.30%	RUB	7.30%

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of June 30, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 1,132 (RUB 625) and the carrying amount of the associated liability, net of finance cost, was 1,119 (RUB 618). As of March 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 1,090 (RUB 625) and the carrying amount of the associated liability, net of finance cost, was 1,050 (RUB 602).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings (continued)

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As of
	June 30, 2013	March 31, 2013
Foreign currency loan (1)	12,954	11,829
Obligations under finance leases	961	876
Bonus debentures (2)	5,064	5,059

	18,979	17,764

Less: Current portion
Obligations under finance leases	72	80
Bonus debentures	5,064	5,059

	5,136	5,139

Non-current portion
Foreign currency loan	12,954	11,829
Obligations under finance leases	889	796

	13,843	12,625

(1)	See the details below on the long-term bank loan to the Company’s Swiss Subsidiary.
(2)	See the details below on the Company’s bonus debentures.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from December 31, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from December 31, 2011. The loan carries an interest rate of U.S. LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of June 30, 2013, the Company was in compliance with the foregoing financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings (continued)

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and those are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on June 30, 2013 and March 31, 2013 was 12,954 and 11,829, respectively.

Issuance of bonus debentures

As explained in Note 23 of these unaudited condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures in the amount of 5,078 during the year ended March 31, 2011. In relation to the issuance, the Company incurred directly attributable transaction costs of 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at their face value on March 23, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity.

	As at
	June 30, 2013	March 31, 2013
Opening balance at the beginning of the period/year	5,059	5,042
Amortization of issuance cost during the period/year	5	17

Closing balance at the end of the period/year	5,064	5,059

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

	As at
	June 30, 2013	March 31, 2013
Foreign currency borrowings	LIBOR + 145 bps	LIBOR + 145 bps
Bonus debentures	9.25%	9.25%

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of 19,007 and 20,364 as of June 30, 2013 and March 31, 2013, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments to hedge foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of June 30, 2013 and March 31, 2013 was 13,066 and 12,151, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

14.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Three months ended June 30,
	2013	2012
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	(28)	3
Sale of spent chemical	(107)	(115)
Miscellaneous income	(241)	(106)

	(376)	(218)

15.	Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Three months ended June 30,
	2013	2012
Interest income	303	237
Foreign exchange loss	(131)	(209)
Profit on sale of investments	4	41
Interest expense	(246)	(281)

	(70)	(212)

16.	Share capital and share premium

During the three months ended June 30, 2013 and 2012, 232,044 and 247,567 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. Each of the options exercised had an exercise price of 5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the three months ended June 30, 2013.

17.	Earnings per share

The calculation of basic and diluted earnings per share for the three months ended June 30, 2013 was based on the profit attributable to equity holders of 3,610 (as compared to a profit of 3,360 for the three months ended June 30, 2012).

The weighted average number of equity shares outstanding, used for calculating basic earnings per share, were as follows:

	Three months ended June 30,
	2013	2012
Issued equity shares as on April 1	169,836,475	169,560,346
Effect of shares issued upon exercise of stock options	53,763	62,674
Weighted average number of equity shares at June 30	169,890,238	169,623,020
Earnings per share—Basic	21.25	19.81

The weighted average number of equity shares outstanding, used for calculating diluted earnings per share, were as follows:

	Three months ended June 30,
	2013	2012
Weighted average number of equity shares (Basic)	169,890,238	169,623,020
Dilutive effect of stock options outstanding	617,261	601,960
Weighted average number of equity shares (Diluted)	170,507,499	170,224,980
Earnings per share—Diluted	21.17	19.74

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

Particulars	Number of Options under Category A	Number of Options under Category B	Total
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, extended the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, after the approval of shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Stock option activity during the period:

The terms and conditions of the grants made during the three months ended June 30, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
—Category A	—	—	—	—
—Category B	258,870	5.00	1 to 4 years	5 years
DRL 2007 Plan:
—Category A	—	—	—	—
—Category B	44,240	5.00	1 to 4 years	5 years

The terms and conditions of the grants made during the three months ended June 30, 2012 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
—Category A	—	—	—	—
—Category B	335,110	5.00	1 to 4 years	5 years
DRL 2007 Plan:
—Category A	—	—	—	—
—Category B	58,140	5.00	1 to 4 years	5 years

The weighted average inputs used in computing the fair value of such grants were as follows:

	Three months ended June 30,
	2013	2012
Expected volatility	20.50%	23.61%
Exercise price	5.00	5.00
Option life	2.5 Years	2.5 Years
Risk-free interest rate	7.43%	8.21%
Expected dividends	0.72%	0.81%
Grant date share price	2,077.30	1,697.65

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee stock incentive plans (continued)

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the three months ended June 30, 2013 and 2012, amounts of 87 and 76, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of June 30, 2013, there was approximately 743 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.31 years.

19.	Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of net periodic benefit cost for the three months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30,
	2013	2012
Service cost	31	23
Interest cost	20	15
Expected return on plan assets	(15)	(14)
Recognized net actuarial (gain)/loss	—	2

Net amount recognized	36	26

Pension, seniority and severance plan

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The components of net periodic benefit cost for the three months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30,
	2013	2012
Service cost	6	6
Interest cost	6	6
Expected return on plan assets	(3)	(5)
Recognized net actuarial (gain)/loss	—	2

Net amount recognized	9	9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19.	Employee benefit plans (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was 341 and 344 as at June 30, 2013 and March 31, 2013, respectively.

20.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rates for the three months ended June 30, 2013 and 2012 were 12.8% and 9.8%, respectively. Income tax expense was 528 for the three months ended June 30, 2013, as compared to income tax expense of 365 for the three months ended June 30, 2012. The increase in the effective tax rate was primarily due to the impact of deferred taxes pertaining to unrealized inter-company profits on the Company’s inventories in various tax jurisdictions.

Total tax benefit recognized directly in the equity was 400 for the three months ended June 30, 2013, as compared to a tax benefit of 258 for the three months ended June 30, 2012. Such tax benefit was primarily due to tax effects on the foreign exchange loss on cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for.

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited towards purchase and sale of raw materials and intermediates;

•	Dr. Reddy’s Foundation (formerly Dr. Reddy’s Foundation for Human and Social Development) towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences (formerly Institute of Life Sciences) towards services for research and development;

•	Ecologics Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited (a subsidiary of Ecologic Technologies Limited) for purchase of active pharmaceutical ingredients;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Related parties (continued)

The following is a summary of significant related party transactions:

	Three months ended June 30,
Particulars	2013	2012
Purchases from significant interest entities	266	337
Sales to significant interest entities	107	104
Contribution to a significant interest entity towards social development	50	44
Services from significant interest entities	25	—
Lease rental paid under cancellable operating leases to key management personnel and their relatives	9	8
Hotel expenses paid	4	3

The following table describes the components of compensation paid or payable to key management personnel:

Particulars	Three months ended June 30,
	2013	2012
Salaries and other benefits	68	98
Contribution to defined contribution plans	4	4
Commission to directors*	55	67
Share-based payments expense	11	10

Total	138	179

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

The Company had the following amounts due from related parties:

	As at
Particulars	June 30, 2013	March 31, 2013
Significant interest entities	63	171
Key management personnel	4	5

The Company had the following amounts due to related parties:

	As at
Particulars	June 30, 2013	March 31, 2013
Significant interest entities	18	23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22.	Disclosure of Expense by Nature

The below tables disclose the details of expenses incurred by their nature for the three months ended June 30, 2013 and 2012, respectively.

	Three months ended June 30, 2013
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits	1,973	3,043	554	5,570
Depreciation and amortization	890	629	94	1,613

	Three months ended June 30, 2012
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits	1,687	2,758	322	4,767
Depreciation and amortization	680	526	91	1,297

23.	Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•

Issuance of these bonus debentures is treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, the Company is required to pay a dividend distribution tax.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Bonus debentures (continued)

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 211, 846 and 846 from the profits earned during the three months ended June 30, 2013, the year ended March 31, 2013 and the year ended March 31, 2012, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, which sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

24.	Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was 77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012. The Company chose not to oppose the motion and the parties agreed to a Stipulation and Preliminary Injunction Order on February 21, 2012. On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the preliminary injunction order was vacated and the Company launched its ibandronate sodium 150 mg tablets product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. If Roche is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. Discovery is ongoing, and a trial is currently scheduled for February 2014.

Reclast and Zometa United States litigations

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 0.0013 per acre for dry land and 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matters are taken up by the NGT. The Company has received a notice from the NGT and it is in the process of responding to such notice.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to 12.5.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Environmental matters (continued)

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to 6.25.

The Company has challenged the jurisdiction of the APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities, respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company was also requested to provide additional data and information, and it complied with the same.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in favor of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it. The APP Appellate Board had also set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government passed an order on July 25, 2013 that allows the companies to manufacture any pharmaceutical products beyond the approved quantities, subject to the installation of zero liquid discharge facilities by such companies and also subject to the outcome of such cases in the National Green Tribunal.

Separately, the APP Control Board issued further notices to the Company on December 6, 2012 and February 28, 2013 seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with “Consent for Operation and Consent for Establishment” pertaining to the Company’s four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board required the Company to forfeit and release to the APP Control Board the bank guarantee obtained by the Company of 1 for two of the Company’s units, while releasing to the Company the bank guarantee of 0.25 for the third unit. It has further directed the Company to submit an additional bank guarantee of 8 for the aforesaid two units. The Company challenged the orders of the APP Control Board before the APP Appellate Board as well as the High Court of Andhra Pradesh (the “High Court”). The High Court has granted a stay on the aforesaid APP Control Board order which directed the Company to furnish an additional bank guarantee of 8.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Central Excise Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Central Excise Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Indirect taxes related matters (continued)

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period from March 2008 to September 2009, and demanded payment of 102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 102 plus a 100% penalty and interest thereon. The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of 50. The Company has made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding payment of 125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from October 2009 to March 2011. The Company responded to such show cause notice. In October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of 125 plus penalties of 100 and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

In October 2012, the Central Excise Commissioner issued a third show cause notice to the Company demanding payment of 51 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2011 to March 2012. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position

Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of the High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of the High Court set aside the APERC order and it is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by the Company were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant a stay for the period from July 1, 2010 to March 31, 2012.

Year ended March 31, 2013

On November 2, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2012 to June 30, 2012. The Company has filed a writ petition on February 4, 2013 before the High Court challenging this order.

On March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the periods from July 1, 2012 to September 30, 2012, October 1, 2012 to December 31, 2012 and January 1, 2013 to March 31, 2013, respectively. The Company is in the process of filing separate writ petitions before the High Court challenging these orders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Fuel Surcharge Adjustments (continued)

Based on the orders from the High Court dated December 4, 2012, the Company has re-evaluated the possible outcome of the various writ petitions filed by it. Accordingly, after taking into account all of the available information and legal provisions, the Company has recorded an amount of 219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is approximately 482. As of June 30, 2013, the Company has made “payments under protest” of 114 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

25.	Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in the manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of June 30, 2013. Three representatives of the parent company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting. There is no change in the accounting for Reddy Kunshan on adoption of IFRS 11.

26.	Agreement with Merck Serono

On June 6, 2012 the Company and Merck Serono entered into an agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All the related development expenditure will be shared by the parties in the proportion specified in the agreement.

Merck Serono will undertake commercialization globally, outside the United States and with the exception of select emerging markets which will be co-exclusive or where Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

The Company has evaluated its involvement in the arrangement under IFRS 11 and concluded that the arrangement is a joint operation. There is no change in the accounting for this arrangement on adoption of IFRS 11.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, all of which is on file with the SEC (collectively, our “2013 Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2013 compared to the three months ended June 30, 2012

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended June 30,
	2013		2012
	( in millions)
	Amount	% of Revenues	Amount	% of Revenues	Increase/ (Decrease)
Revenues	28,449	100.0%	25,406	100.0%	12.0%
Gross profit	15,019	52.8%	13,541	53.3%	10.9%
Selling, general and administrative expenses	8,794	30.9%	8,277	32.6%	6.2%
Research and development expenses	2,430	8.5%	1,564	6.2%	55.4%
Other (income)/expense, net	(376)	(1.3%)	(218)	(0.9%)	72.6%
Results from operating activities	4,171	14.7%	3,918	15.4%	6.5%
Finance (income)/expense, net	70	0.2%	212	0.8%	(66.9%)
Share of (profit)/loss of equity accounted investees, net of income tax	(36)	(0.1%)	(19)	(0.1%)	86.8%
Profit before income taxes	4,137	14.5%	3,725	14.7%	11.1%
Income tax (expense)/benefit, net	(528)	(1.9%)	(365)	(1.4%)	44.6%
Profit for the period	3,609	12.7%	3,630	13.2%	7.4%

Revenues

Our overall consolidated revenues were 28,449 million for the three months ended June 30, 2013, an increase of 12% as compared to 25,406 million for the three months ended June 30, 2012.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended June 30,
	2013		2012
	( in millions)
	Revenues	Revenues % of Total	Revenues	Revenues % of Total	Increase/ (Decrease)
Global Generics	21,903	77%	19,066	75%	2,837
Pharmaceutical Services and Active Ingredients (PSAI)	5,868	21%	5,527	22%	341
Proprietary Products	319	1%	378	1%	(59)
Others	359	1%	435	2%	(76)

Total	28,449	100%	25,406	100%	3,043

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 21,903 million for the three months ended June 30, 2013, an increase of 15% as compared to 19,066 million for the three months ended June 30, 2012.

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 20% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 2% resulting from the net impact of change in sales prices of products in this segment; and

•	the foregoing increases were partially offset by a 7% decrease resulting from reduced sales volumes of existing products.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were 10,871 million for the three months ended June 30, 2013, an increase of 37% as compared to the three months ended June 30, 2012. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 21% in the three months ended June 30, 2013 as compared to the three months ended June 30, 2012.

This growth was largely attributable to the following:

•

revenues from new products launched between July 1, 2012 and June 30, 2013, such as montelukast granules, finasteride (1mg), isotretinoin, zoledronic acid (4mg/5mL), metoprolol succinate extended release, zoledronic acid (5mg/100mL), and lamotrigine XL; and

•	significant increases in market shares of certain products, such as tacrolimus and fondaparinux.

The following table sets forth, for the three months ended June 30, 2013, products that we launched in North America (the United States and Canada):

Product	Brand	Innovator
zoledronic acid (5mg/100ml)	Reclast® XR	Novartis AG
lamotrigine XL	Lamictal® XR	GlaxoSmithKline

Subsequently, two new products were launched in North America (the United States and Canada) in July 2013. On July 12, 2013, we launched decitabine injection, a therapeutic equivalent generic version of Dacogen® (decitabine for injection). On July 27, 2013, we launched donepezil hydrochloride tablets, 23 mg, a therapeutic equivalent generic version of ARICEPT®, 23 mg.

We expect to launch some additional key products in North America (the United States and Canada) during the year ending March 31, 2014 and we remain optimistic about the long term growth opportunity in this market.

During the three months ended June 30, 2013, we made two new ANDA filings, and as of June 30, 2013 our cumulative ANDA filings were 201. As of June 30, 2013, we have 64 ANDAs pending approval at the U.S. FDA, of which 38 are Paragraph IV filings, and we believe we are the first to file with respect to 8 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2013 were 3,493 million, and remained essentially unchanged from the 3,482 million for the three months ended June 30, 2012. The flatness in revenue growth was largely attributable to reduced inventory stocking by our distributors, who delayed purchases of certain products expected to undergo price reductions as a result of their being designated in the Drugs Price Control Order, 2013 as medicines which will be subject to price controls in India under the National Pharmaceutical Pricing Policy 2012. Revenues were also adversely affected due to trade strikes by wholesale and retail traders in Maharashtra, India. Subsequently, the price reductions were effected and the strike concluded, which helped restore stability to the Indian pharmaceuticals market. We remain optimistic that our Global Generics business will resume higher growth in India. According to IMS Health in its Moving Quarterly Total (“MQT”) report for the quarter ended June 30, 2013, our secondary sales in India grew by 14.5% in such period, as compared to the Indian pharmaceutical market’s growth of 10.1% in such period. During the three months ended June 30, 2013, we launched two new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the three months ended June 30, 2013 were 5,966 million, an increase of 9% as compared to the three months ended June 30, 2012.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2013 were 3,655 million, an increase of 4% as compared to the three months ended June 30, 2012. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues grew by 3% in the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. Growth in this segment’s revenues from Russia was subdued primarily due to the high growth in the three months ended June 30, 2012, which created a higher base to measure growth from.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were 834 million for the three months ended June 30, 2013, a growth of 28% as compared to the three months ended June 30, 2012. This increase was primarily on account of increase in sales quantities of existing products in Kazakhstan, Ukraine and introduction of new products in Ukraine.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were 1,477 million for the three months ended June 30, 2013, an increase of 12% as compared to the three months ended June 30, 2012. The growth was primarily on account of increases in sales quantities in South Africa, Australia and Venezuela, which was partially offset by the impact of an approximately 32% devaluation of the Venezuelan bolivar in February 2013.

Germany: Our Global Generics segment’s revenues from Germany were 1,128 million for the three months ended June 30, 2013, a decrease of 26% as compared to the three months ended June 30, 2012. This decrease was primarily on account of our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2013 were 5,868 million, an increase of 6% as compared to the three months ended June 30, 2012. This was largely attributable to:

•	the impact of depreciation of the Indian rupee against multiple currencies, which increased our PSAI segment’s revenues by 4%;

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by 8%; and

•

decreased sales of active pharmaceutical ingredients, primarily on account of lower sales of “launch molecules” (as defined below) to our customers during the three month period, which decreased our PSAI segment’s revenues by 6%.

Sales of “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

During the three months ended June 30, 2013, we filed 5 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of June 30, 2013 were 581, including 187 DMFs in the United States.

Gross Profit

Our total gross profit was 15,019 million for the three months ended June 30, 2013, representing 52.8% of our revenues for that period, as compared to 13,541 million for the three months ended June 30, 2012, representing 53.3% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	For the three months ended June 30,
	2013		2012
	( in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	13,482	61.6%	11,263	59.1%
Pharmaceutical Services and Active Ingredients	1,113	19.0%	1,721	31.1%
Proprietary Products	282	88.2%	348	92.1%
Others	142	39.5%	209	48.3%

Total	15,019	52.8%	13,541	53.3%

Our consolidated gross profits decreased from 53.3% during the three months ended June 30, 2012 to 52.8% during the three months ended June 30, 2013.

The gross profits from our Global Generics segment increased from 59.1% during the three months ended June 30, 2012 to 61.6% during the three months ended June 30, 2013, due to the following:

•	higher contribution from new product launches with better margins;

•	impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate; and

•	partially offset by growing pricing pressures primarily in the United States.

The gross profits from our PSAI segment decreased from 31.1% during the three months ended June 30, 2012 to 19.0% during the three months ended June 30, 2013, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of the sale of a lower number of “launch molecules” to our customers during the three month period; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were 8,794 million for the three months ended June 30, 2013, an increase of 6% as compared to 8,277 million for the three months ended June 30, 2012. Including the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely on account of the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 2.4%; and

•	increased legal and professional services cost, which increased our selling, general and administrative expenses by 2.6%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased from 32.6% during the three months ended June 30, 2012 to 30.9% during the three months ended June 30, 2013.

Research and development expenses

Our research and development costs were 2,430 million for the three months ended June 30, 2013, an increase of 55% as compared to 1,564 million for the three months ended June 30, 2012. Our research and development expenses were equal to 8.5% of our total revenues for the three months ended June 30, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Finance income/(expense), net

Our net finance expense was 70 million for the three months ended June 30, 2013 as compared to a net finance expense of 212 million for the three months ended June 30, 2012. The decrease in net finance expense was due to the following:

•	net foreign exchange loss of 131 million for the three months ended June 30, 2013, as compared to net foreign exchange loss of 209 million for the three months ended June 30, 2012;

•	profit on sale of investments of 4 million for the three months ended June 30, 2013, as compared to profit on sale of investments of 41 million for the three months ended June 30, 2012; and

•	net interest income of 57 million for the three months ended June 30, 2013, as compared to interest expense of 44 million for the three months ended June 30, 2012.

Profit before income taxes

As a result of the above, our profit before income taxes was 4,137 million for the three months ended June 30, 2013, an increase of 11% as compared to 3,725 million for the three months ended June 30, 2012.

Income tax expense

Income tax expense was 528 million for the three months ended June 30, 2013, as compared to 365 million for the three months ended June 30, 2012.

Our consolidated effective tax rate was 12.8% for the three months ended June 30, 2013, as compared to 9.8% for the three months ended June 30, 2012. The increase in the effective tax rate was primarily due to the impact of deferred taxes pertaining to unrealized inter-company profits on our inventories in various tax jurisdictions.

Profit for the period

As a result of the above, our net income was 3,609 million for the three months ended June 30, 2013, representing 12.7% of our total revenues for such period, as compared to 3,360 million for the three months ended June 30, 2012, representing 13.2% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2013		2013	2012
	( in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	75	4,489	3,887
Investing activities		(84)	(4,995)	(4,104)
Financing activities		66	3,922	1,067

Net increase in cash and cash equivalents	U.S.$	57	3,416	850

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately 19,007 million in available credit under revolving credit facilities with banks as of June 30, 2013. We had no other material unused sources of liquidity as of June 30, 2013.

Operating Activities

The net result of operating activities was a cash inflow of 4,489 million for the three months ended June 30, 2013, as compared to a cash inflow of 3,887 million for the three months ended June 30, 2012. The net cash provided by operating activities increased by 602 million during the three months ended June 30, 2013 primarily on account of improvement in our business performance resulting in an increase of 627 million in earnings before interest expense, tax expense, depreciation, impairment and amortization
( 5,693 million for the three months ended June 30, 2013, as compared to 5,066 million for the three months ended June 30, 2012).

Our average days’ sales outstanding (“DSO”) computed based on the most recent quarter’s sales, as at June 30, 2013 and 2012, were 93 days and 89 days, respectively.

Investing Activities

Our investing activities resulted in a net cash outflow of 4,995 million for the three months ended June 30, 2013, as compared to a net cash outflow of 4,104 million for the three months ended June 30, 2012. This increase in cash outflow of 891 million was primarily due to a net increase in investment in mutual funds and fixed deposits having a maturity of more than three months by 727 million during the three months ended June 30, 2013, as compared to the three months ended June 30, 2012.

Financing Activities

Our financing activities resulted in a net cash inflow of 3,922 million for the three months ended June 30, 2013, as compared to a net cash inflow of 1,067 million for the three months ended June 30, 2012. This change in cash flow from financing activities was primarily due to higher proceeds from short term borrowings during the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. These short term borrowings were primarily used in managing short term working capital requirements as well as investing in fixed deposits having a maturity of less than 3 months and disclosed as part of cash and cash equivalents.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of June 30, 2013:

Debt	Principal Amount			Currency	Interest Rate
	( in millions, U.S.$ in millions )
	Convenience translation into U.S.$
Packing credit foreign currency borrowings	U.S.$	307	18,267	USD EURO RUB	LIBOR + 50 to 85 bps LIBOR + 50 to 75 bps 7.25% to 7.50%
Borrowings on transfer of receivables		19	1,119	RUB	7.30%
Other foreign currency borrowings		94	5,572	EURO USD	LIBOR + 110 bps LIBOR + 75 bps
Bonus debentures		85	5,078	INR	9.25%
Long-term loans from banks		220	13,066	USD	LIBOR +145 bps

ITEM 4. RECENT DEVELOPMENTS

National Pharmaceuticals Pricing Policy, 2012

India recently enacted the National Pharmaceuticals Pricing Policy, 2012. As a result, hundreds of drugs on India’s National List of Essential Medicines were identified and subjected to price controls in India. On May 15, 2013, the Department of Pharmaceuticals released Drugs (Price Control) Order, 2013 governing the price control mechanism for 348 drugs listed in the National List of Essential Medicines. As per this order, the prices of each of the drugs are determined based on the average of all drugs having an Indian market share of more than 1% by value. The individual drug price notifications are being released in a phased manner by the National Pharmaceutical Pricing Authority. Based on these notifications and, for the products where these notifications are not yet released, based on the information on prices of manufactures available as per IMS Health, we believe that we could be adversely impacted by approximately 3% to 5% of our annual revenues from sales of all of our products in India.

Russia Ministry of Health Order on Prescriptions

On July 2, 2013, Ministry of Health of the Government of Russia, published an order on its website that binds physicians to prescribe medicinal products by International Nonproprietary Number (i.e., active substance) or by combination list (which combines different International Nonproprietary Numbers in one treatment group). We are in the process of evaluating and planning ongoing mitigation actions for any possible impact of this order on our business.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: August 24, 2013	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary